Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
December 7 , 2006
VIA EDGAR
Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 60-10
100 F Street N.E.
Washington, D.C. 20549

Re:	Uroplasty, Inc.
Amendment No. 2 to Form SB-2 Registration Statement
File No. 333-138265
Dear Mr. Mancuso:
On behalf of Uroplasty, Inc. (the “Company”), we supplementally submit this letter in connection with the filing by the Company of Amendment No. 2 to Form SB-2 on Form S-3 Registration Statement and in response to your letter dated December 1, 2006. In this letter, we recite the staff’s comments in bold and follow them with the Company’s response.
1. Regarding your response to prior comment 1, please:
•	disclose on the prospectus cover and elsewhere throughout the document as appropriate the fixed price at which the shares will be sold in the offering,

•	reconcile the offering described on the prospectus cover with the information in the fee table on the facing page of the registration statement, and

•	file as exhibit 5 an opinion that covers all securities mentioned in the fee table.
The Company supplementally confirms that the shares will be sold at a fixed price. The Company has provided appropriate disclosure on the prospectus cover and in the Use of Proceeds section.
The Company has added disclosure on the prospectus cover to indicate that the selling agent will receive warrants to purchase 5% of the common stock sold in the offering and that the warrants and shares are covered by the prospectus.
The Company has filed an exhibit 5 opinion that covers all the securities mentioned in the fee table.

Russell Mancuso
December 7, 2006

2. We reissue in part comment 3 from our letter dated November 17, 2006. Please provide us with an analysis of the materiality of any liability that you may have because the registration statement on Form SB-2 (File No. 333-128313) is not yet effective.
The Company believes it has no liability arising from the delay in obtaining effectiveness of the registration statement on Form SB-2, as amended (File No. 333-128313), which we refer to in this letter as the “Warrant Registration Statement.”
First, as to C.C.R.I. Corporation, one of the selling shareholders named in the Warrant Registration Statement, the Company has no agreement as to when or if it will register CCRI’s shares. The April 2003 agreement with CCRI simply states that there will be “piggyback registration rights only on first available SEC registration.” Because the investment banker has prohibited the inclusion of any selling shareholders on this registration statement (that is, File No. 333-138265) and the registration rights agreements relating to the August 2006 and April 2005 private placements prohibit piggyback registrations, the Warrant Registration Statement will become the “first available” registration statement onto which CCRI can piggyback. There is no agreement with CCRI to pay any penalties because of any delay in obtaining effectiveness of the Warrant Registration Statement.
Second, as to all of the other named selling shareholders in the Warrant Registration Statement, the Company has no agreement to register the shares underlying their warrants. Accordingly, there are no penalties or other obligations arising because of the delay in obtaining effectiveness of the Warrant Registration Statement.
* * * * *
The Company intends to request acceleration of the effective date of the registration statement on Friday, December 8, 2006 and would appreciate receiving an expedited review of this amendment no. 2 filing.
If you have any questions regarding this letter, please feel free to contact me at 612-372-3706 or Andy Tataryn at 612-672-3707.
Very truly yours,
/s/ Jeffrey C. Robbins
Jeffrey C. Robbins